UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2022
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 11, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated (Loss) Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6 to 7

Consolidated Balance Sheets	8

Notes to Unaudited Interim Condensed Consolidated Financial Statements	9 to 24

Intertape Polymer Group Inc.
Consolidated (Loss) Earnings
Periods ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
Revenue	406,397	345,566
Cost of sales	321,172	263,016
Gross profit	85,225	82,550
Selling, general and administrative expenses	88,550	46,743
Research expenses	2,839	3,048
	91,389	49,791
Operating (loss) profit before other charges (recoveries)	(6,164)	32,759
Charges related to the Arrangement(1)	48,556	—
Manufacturing facility closures, restructuring and other related recoveries	(1,539)	—
	47,017	—
Operating (loss) profit	(53,181)	32,759
Finance costs (Note 3)
Interest	6,150	5,368
Other finance (income) expense, net	(634)	1,342
	5,516	6,710
(Loss) earnings before income tax (benefit) expense	(58,697)	26,049
Income tax (benefit) expense (Note 6)
Current	1,007	2,184
Deferred	(3,628)	4,076
	(2,621)	6,260
Net (loss) earnings	(56,076)	19,789

Net (loss) earnings attributable to:
Company shareholders	(56,689)	19,052
Non-controlling interests	613	737
	(56,076)	19,789

(Loss) earnings per share attributable to Company shareholders (Note 7)
Basic	(0.96)	0.32
Diluted	(0.96)	0.32
(1)     Refers to the plan of arrangement (the "Arrangement") contemplated by an arrangement agreement dated March 7, 2022 pursuant to which the Company is to be acquired by 1351693 B.C. Ltd., an affiliate of Clearlake Capital Group, L.P. Refer to Note 5 for additional information on the Arrangement.
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
Net (loss) earnings	(56,076)	19,789
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 10)	1,178	477
Change in cumulative translation adjustments	(12,187)	(3,510)
Net gain arising from hedge of a net investment in foreign operations(2) (Note 10)	9,668	2,298
Items that will be reclassified subsequently to net (loss) earnings	(1,341)	(735)
Remeasurement of defined benefit liability (3)	742	2,689
Item that will not be reclassified subsequently to net (loss) earnings	742	2,689
Total other comprehensive (loss) income	(599)	1,954
Comprehensive (loss) income for the period	(56,675)	21,743

Comprehensive (loss) income for the period attributable to:
Company shareholders	(57,109)	21,033
Non-controlling interests	434	710
	(56,675)	21,743

(1)Presented net of deferred income tax expense of $386 and $154 for the three months ended March 31, 2022 and 2021, respectively.
(2)Presented net of deferred income tax expense of nil and $352 for the three months ended March 31, 2022 and 2021, respectively.
(3)Presented net of deferred income tax expense of $279 and $891 for the three months ended March 31, 2022 and 2021, respectively.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Three months ended March 31, 2021
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus							Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2020	59,027,047	354,880	22,776	(18,789)	(3,097)	(21,886)	(51,114)	304,656	12,026	316,682
Transactions with owners
Change in excess tax benefit on outstanding share-based awards			1,508					1,508		1,508
Share-based compensation (Note 9)			168					168		168
Dividends on common shares (Note 9)							(9,299)	(9,299)		(9,299)
	—	—	1,676				(9,299)	(7,623)		(7,623)
Net earnings							19,052	19,052	737	19,789
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 10)					477	477		477		477
Change in cumulative translation adjustments				(3,483)		(3,483)		(3,483)	(27)	(3,510)
Net gain arising from hedge of a net investment in foreign operations (2) (Note 10)				2,298		2,298		2,298		2,298
Remeasurement of defined benefit liability (3)							2,689	2,689		2,689
				(1,185)	477	(708)	2,689	1,981	(27)	1,954
Comprehensive (loss) income for the period				(1,185)	477	(708)	21,741	21,033	710	21,743
Balance as of March 31, 2021	59,027,047	354,880	24,452	(19,974)	(2,620)	(22,594)	(38,672)	318,066	12,736	330,802

(1)Presented net of deferred income tax expense of $154.
(2)Presented net of deferred income tax expense of $352.
(3)Presented net of deferred income tax expense of $891.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Three months ended March 31, 2022
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus							Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2021	59,284,947	358,953	23,070	(24,458)	(1,291)	(25,749)	(18,113)	338,161	14,087	352,248
Transactions with owners
Change in excess tax benefit on outstanding share-based awards			5,914					5,914		5,914
Share-based compensation (Note 9)			302					302		302
Dividends on common shares (Note 9)							(10,081)	(10,081)		(10,081)
	—	—	6,216				(10,081)	(3,865)		(3,865)
Net (loss) earnings							(56,689)	(56,689)	613	(56,076)
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 10)					1,178	1,178		1,178		1,178
Change in cumulative translation adjustments				(12,008)		(12,008)		(12,008)	(179)	(12,187)
Net gain arising from hedge of a net investment in foreign operations (Note 10)				9,668		9,668		9,668		9,668
Remeasurement of defined benefit liability (2)							742	742		742
				(2,340)	1,178	(1,162)	742	(420)	(179)	(599)
Comprehensive (loss) income for the period				(2,340)	1,178	(1,162)	(55,947)	(57,109)	434	(56,675)
Dividend paid to non-controlling interest in GPCP Inc.									(200)	(200)
Balance as of March 31, 2022	59,284,947	358,953	29,286	(26,798)	(113)	(26,911)	(84,141)	277,187	14,321	291,508

(1)Presented net of deferred income tax expense of $386.
(2)Presented net of deferred income tax expense of $279.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
OPERATING ACTIVITIES
Net (loss) earnings	(56,076)	19,789
Adjustments to net (loss) earnings
Depreciation and amortization	17,052	16,309
Income tax (benefit) expense	(2,621)	6,260
Interest expense	6,150	5,368
Non-cash charges in connection with manufacturing facility closures, restructuring and other related recoveries (Note 4)	(1,735)	—
Impairment of inventories	1,370	964
Share-based compensation expense	44,626	11,137
Foreign exchange gain	(3,198)	(512)
Pension and other post-retirement expense related to defined benefit plans	504	525
Valuation adjustment to non-controlling interest put options (Note 10)	1,746	—
Other adjustments for non-cash items	1,275	(180)
Income taxes paid, net	(3,275)	(7,303)
Contributions to defined benefit plans	(369)	(213)
Cash flows from operating activities before changes in working capital items	5,449	52,144
Changes in working capital items
Trade receivables	13,165	(8,561)
Inventories	(34,729)	(29,594)
Other current assets	660	(501)
Accounts payable and accrued liabilities	(39,817)	(28,648)
Share-based compensation settlements	—	(13,205)
Provisions	(570)	(534)
	(61,291)	(81,043)
Cash flows from operating activities	(55,842)	(28,899)

INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	(18,025)	—
Purchases of property, plant and equipment	(20,513)	(9,345)
Purchases of intangible assets	(918)	(2,833)
Other investing activities	51	46
Cash flows from investing activities	(39,405)	(12,132)

	Three months ended March 31,
	2022	2021
	$	$
FINANCING ACTIVITIES
Proceeds from borrowings	161,487	147,764
Repayment of borrowings	(66,701)	(100,779)
Interest paid	(1,655)	(1,861)
Dividends paid	(10,143)	(9,237)
Dividends paid to non-controlling interest in GPCP Inc.	(200)	—
Other financing activities	132	630
Cash flows from financing activities	82,920	36,517

Net decrease in cash	(12,327)	(4,514)
Effect of foreign exchange differences on cash	(2,611)	(1,002)
Cash, beginning of period	26,292	16,467
Cash, end of period	11,354	10,951
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	11,354	26,292
Trade receivables	194,109	203,984
Inventories	317,559	280,323
Other current assets	31,214	32,110
	554,236	542,709
Property, plant and equipment	480,880	459,356
Goodwill (Note 11)	159,265	151,834
Intangible assets	136,263	138,725
Deferred tax assets	23,315	24,579
Other assets	15,845	16,549
Total assets	1,369,804	1,333,752

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	247,092	280,353
Share-based compensation liabilities, current (Note 9)	83,504	19,089
Non-controlling interest put options, current (Note 10)	28,800	27,523
Provisions, current	5,068	4,504
Borrowings and lease liabilities, current	16,172	18,119
	380,636	349,588
Borrowings and lease liabilities, non-current	638,337	537,142
Pension, post-retirement and other long-term employee benefits	14,213	15,807
Share-based compensation liabilities, non-current (Note 9)	—	19,850
Deferred tax liabilities	28,067	38,925
Provisions, non-current	6,394	7,645
Other liabilities	10,649	12,547
Total liabilities	1,078,296	981,504

EQUITY
Capital stock (Note 9)	358,953	358,953
Contributed surplus	29,286	23,070
Deficit	(84,141)	(18,113)
Accumulated other comprehensive loss	(26,911)	(25,749)
Total equity attributable to Company shareholders	277,187	338,161
Non-controlling interests	14,321	14,087
Total equity	291,508	352,248
Total liabilities and equity	1,369,804	1,333,752
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the "Parent Company"), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange ("TSX") in Canada.
The Parent Company and its subsidiaries (together referred to as the "Company") develop, manufacture and sell a variety of paper-and-film based pressure sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements ("financial statements") present the Company’s consolidated balance sheets as of March 31, 2022 and December 31, 2021, as well as its consolidated earnings, comprehensive income, change in equity and cash flows for the three months ended March 31, 2022 and 2021.
These financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 – Interim Financial Reporting and are expressed in United States ("US") dollars unless otherwise stated to be in Canadian dollar ("CDN"), Indian Rupee ("INR"), or Euro ("€" or "EUR"). Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standards described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for: (i) the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes; and (ii) the estimate of fair value for performance share units ("PSUs") which is described in Note 9 - Capital Stock.
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on May 10, 2022.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and PSU fair value.
The Company is closely monitoring the impacts of the coronavirus ("COVID-19") pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions. Given the dynamic nature of the pandemic (including its duration, the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
New Standards Adopted as of January 1, 2022

In the current year, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. These amendments did not have an impact on the interim condensed consolidated financial statements of the Company as no sales of such items produced by property, plant and equipment were made available for use on or after the beginning of the earliest period presented.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 7, 2021, the IASB published Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction (Amendments to IAS 12), which clarifies that the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences will result in the recognition of equal deferred tax assets and liabilities, and that the Company is required to recognize deferred tax on such transactions. The amendments are effective on January 1, 2023. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended March 31,
	2022	2021
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	75,350	67,251
Share-based compensation expense (Note 9)	44,626	11,137
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	504	525
Defined contribution plans	2,625	2,780
	123,105	81,693

Finance costs - Interest
Interest on borrowings and lease liabilities (1)	6,138	5,388
Amortization of debt issuance costs on borrowings	434	304
Interest capitalized to property, plant and equipment	(422)	(324)
	6,150	5,368

Finance costs - Other finance (income) expense, net
Foreign exchange gain	(3,198)	(512)
Valuation adjustment made to non-controlling interest put options (Note 10)	1,746	—
Other costs, net	818	1,854
	(634)	1,342

Additional information
Depreciation of property, plant and equipment	13,561	12,892
Amortization of intangible assets	3,491	3,417
Impairment of assets, net	587	1,052

(1)    Presented net of $0.1 million and $1.0 million in interest reimbursements as a result of interest subsidy programs for the three months ended March 31, 2022 and 2021, respectively.
4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED RECOVERIES

Manufacturing facility closures, restructuring and other related recoveries incurred in the three months ended March 31, 2022 totalled $1.5 million. The recoveries are a result of a pending sale of the Company's former manufacturing facility located in Columbia, South Carolina, which is expected to close in the second half of 2022, and includes non-cash reversals of impairment of property, plant and equipment of $0.8 million in order to reflect the property at its fair value less costs to sell, along with non-cash reversals of accruals for environmental remediation and other post-closure activity costs of $0.9 million, partially offset by $0.2 million in disposal costs incurred.

5 - THE ARRANGEMENT
On March 7, 2022, the Company entered into an agreement to be acquired by way of a plan of arrangement (the "Arrangement") by 1351693 B.C. Ltd., an affiliate of Clearlake Capital Group, L.P. (the "Purchaser"). Under the terms of the Arrangement, the Purchaser will acquire all of the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the transaction, the Company will become a privately held company and be delisted from the TSX. The transaction, which will be effected pursuant to a court-approved plan of arrangement, is expected to close early in the third quarter of 2022. The transaction is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals. The Arrangement agreement was filed by the Company under its profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov on March 10, 2022.

On March 29, 2022, the Superior Court of Québec granted an interim order in respect of the Arrangement. The Interim Order authorizes the Company to proceed with various matters relating to the Arrangement, including the holding of the meeting for shareholders on May 11, 2022 to consider and vote on the Arrangement. The Company will hold the meeting for shareholders in a hybrid format with a physical location at the Fairmont Royal York, 100 Front St West, Toronto, Ontario, Canada and the ability to participate virtually.
The following table summarizes the charges incurred in the three months ended March 31, 2022 as a result of the Arrangement which are recorded in charges related to the Arrangement in the consolidated statement of earnings and in accounts payable and accrued liabilities on the consolidated balance sheets:

Three months ended March 31,
2022
$
Contingent professional fees (1)	42,623
Consulting and legal fees	3,219
Wages, salaries and other short-term benefits	2,714
48,556
(1) Payable by the Company upon completion of the Arrangement, with the exception of approximately $3.0 million which was due upon entering the Arrangement and was paid in full as of March 31, 2022.
6 - INCOME TAXES
The calculation of the Company’s effective tax rate is as follows:

	Three months ended March 31,
	2022	2021
Income tax (benefit) expense	$(2,621)	$6,260
(Loss) earnings before income tax expense	$(58,697)	$26,049
Effective tax rate	4.5%	24.0%

The decrease in the effective tax rate in the three months ended March 31, 2022 as compared to the same period in 2021 was primarily due to Canadian deferred tax assets not recorded in connection with charges related to the Arrangement, partially offset by the non-recurrence of the favourable application of tax credits.

7 - (LOSS) EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended March 31,
	2022	2021
Basic	59,284,947	59,027,047
Effect of stock options	—	1,331,384
Diluted	59,284,947	60,358,431

Stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares were as follows:

	Three months ended March 31,
	2022	2021
Anti-dilutive stock options	2,434,474	243,152

8 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	March 31, 2022	December 31, 2021
Commitments to purchase machinery and equipment	$24,042	$26,230

9 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of March 31, 2022 and December 31, 2021 were 59,284,947.
Dividends
The cash dividends paid during the three months ended March 31, 2022 and 2021 were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 11, 2021	March 31, 2021	$0.1575	March 22, 2021	59,027,047	$9,237
March 10, 2022	March 31, 2022	$0.1700	March 21, 2022	59,284,947	$10,143

(1)The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share Repurchases
The Company’s current normal course issuer bid ("NCIB") was renewed on July 23, 2021 and ends on July 22, 2022. The previous NCIB was in effect from July 23, 2020 through July 22, 2021. The NCIB allows the Company the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices.
There were no shares repurchased during the three months ended March 31, 2022 and 2021. As of March 31, 2022 and 2021, there were 4,000,000 common shares available for repurchase under the NCIB.
There were no shares repurchased under the current NCIB as of May 10, 2022.
Summary of Share-based Compensation Expense and Share-based Compensation Liabilities

The completion of the Arrangement triggers accelerated vesting under award plan documents and provides for the settlement of outstanding awards in the context of the Arrangement. These terms and parameters were taken into consideration to determine the fair value of awards outstanding and the associated expense and obligation recognized in the consolidated statement of earnings and consolidated balance sheets, respectively. As of March 31, 2022, all share-based compensation liabilities were classified as current as a result of the accelerated vesting terms applicable upon the completion of the Arrangement.

The following table summarizes share-based compensation expense recorded in earnings in selling, general and administrative expense:

	Three months ended March 31,
	2022	2021
	$	$
Stock options	302	168
Performance Share Units ("PSUs")	32,025	7,642
Restricted Share Units ("RSUs")	7,209	1,941
Deferred Share Units ("DSUs")	5,090	1,386
	44,626	11,137

The following table summarizes share-based compensation liabilities, including accrued dividend equivalents, recorded in the consolidated balance sheets as of:

	March 31, 2022	December 31, 2021
	$	$
Share-based compensation liabilities, current
PSUs	55,759	7,921
RSUs	13,513	2,316
DSUs	14,232	8,852
Total share-based compensation liabilities, current	83,504	19,089

Share-based compensation liabilities, non-current
PSUs	—	15,850
RSUs	—	4,000
Total share-based compensation liabilities, non-current	—	19,850

Stock Options

There were no stock options granted during the three months ended March 31, 2022. There were no stock options exercised, forfeited or cancelled during the three months ended March 31, 2022 and 2021.
The following tables summarize information related to stock options:

March 31, 2022
Stock options outstanding	2,434,474
Weighted average exercise price per stock option outstanding	CDN$12.88

There were 243,152 stock options granted at a weighted average exercise price per stock option of CDN$29.34 during the three months ended March 31, 2021. The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Three months ended March 31,
2021
Expected life	5.5 years
Expected volatility (1)	27.63%
Risk-free interest rate	1.09%
Expected dividends	3.07%
Stock price at grant date	CDN$29.34
Exercise price of awards	CDN$29.34
Foreign exchange rate USD to CDN	1.2482

(1)Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.

Restricted Share Units

The following table summarize information related to RSUs:

	Three months ended March 31,
	2022	2021
RSUs granted	111,910	81,981
Weighted average fair value per RSU granted	$30.98	$23.88
RSUs settled	—	106,906
Weighted average fair value per RSU settled	$—	$23.84
Cash settlements (1)	$—	2,733

(1)Includes a cash payment of dividend equivalents on RSUs equaling the product that results from multiplying the number of settled RSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the RSUs to the settlement date.

The following table summarizes information about RSUs outstanding as of:

March 31, 2022
RSUs outstanding	581,378
Weighted average fair value per RSU outstanding	$31.54

Deferred Share Units
The following tables summarize information related to DSUs:

	Three months ended March 31,
	2022	2021
DSUs granted	35,510	42,778
Weighted average fair value per DSU granted	$30.98	$23.78

March 31, 2022
DSUs outstanding	489,605
Weighted average fair value per DSU outstanding	$31.54

Performance Share Units

The following table summarizes information related to PSUs:

	Three months ended March 31,
	2022	2021
PSUs granted	174,020	200,982
Weighted average fair value per PSU granted	$29.78	$29.02
PSUs added by performance factor (1)	—	143,512
PSUs settled (1)	—	409,670
Weighted average fair value per PSU settled	$—	$23.84
Cash settlements (2)	$—	10,472

(1)The following table provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2018	March 23, 2021	266,158	153.9%	409,670
(2)Includes a cash payment of dividend equivalents on PSUs equaling the product that results from multiplying the number of settled PSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the "ROIC Performance") as set out in the table below.

Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.

The relative TSR performance adjustment factor is determined as follows for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2021:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
Less than the 25th percentile	0%
25th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile or higher	200%

The ROIC Performance adjustment factor is determined as follows, for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2021:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%

The relative TSR performance adjustment factor is determined as follows for PSUs granted subsequent to December 31, 2021:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
Less than the 25th percentile	0%
25th percentile	50%
50th percentile	100%
75th percentile or higher	200%

The ROIC Performance adjustment factor is determined as follows, for PSUs granted subsequent to December 31, 2021:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	200%

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the tables above are interpolated on a straight-line basis.

The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.

The weighted average fair value of PSUs granted was based 50% on the five-day volume weighted average price ("VWAP") of the Company's shares on the TSX for the five trading days immediately preceding the grant date and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the assumptions presented in the following table as well as the terms of the Arrangement summarized below:

	Three months ended March 31,
	2022	2021
5 day VWAP at grant date	CDN$ 39.46	CDN$ 29.78
Monte Carlo simulation model assumptions:
Expected life	3 years	3 years
Expected volatility(1)	57%	45%
US risk-free interest rate	2.30%	0.28%
Canadian risk-free interest rate	2.04%	0.46%
Expected dividends(2)	CDN$ 0.00	CDN$ 0.00
Performance period starting price(3)	CDN$ 25.77	CDN$ 24.20
Closing stock price on TSX as of the estimation date	CDN$ 39.44	CDN$ 29.27

(1)Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)A participant receives a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)The performance period starting price is measured as the volume weighted average price for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

March 31, 2022
PSUs outstanding (1)	1,323,216
Weighted average fair value per PSU outstanding (2)	$48.85

(1)    The outstanding PSUs as of March 31, 2022 include the fully vested PSUs granted on March 21, 2019 which were settled in April 2022 based on the performance adjustment factor and fair value as follows, determined in accordance with the related plan documents:

Grant Date	Target Shares	Performance	PSUs to be settled	Weighted average fair value per PSU settled
March 21, 2019	273,979	127.1%	348,340	$31.12

(2)    The weighted average fair value per PSU outstanding is based on the VWAP of the Company's shares on the TSX for the five trading days immediately preceding the reporting period end multiplied by the performance adjustment factors used to determine the number of PSUs that will settle upon the completion of the Arrangement, as per the plan of arrangement, which are as follows:

Grant Date	Performance
March 23, 2020	175.0%
March 22, 2021	175.0%
March 21, 2022	100.0%

10 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:
•cash
•trade receivables
•supplier rebates and other receivables (excluding interest subsidies receivable)
•accounts payable and accrued liabilities (excluding employee benefits and taxes payable)
Borrowings (Excluding Lease Liabilities)

The fair value of the Company's $400.0 million senior unsecured notes issued in June 2021 ("2021 Senior Unsecured Notes") is based on the trading levels and bid/offer prices observed by a market participant. As of March 31, 2022 and December 31, 2021, the 2021 Senior Unsecured Notes had a carrying value, including unamortized debt issuance costs, of $395.7 million and $395.6 million, respectively, and a fair value of $414.6 million and $400.1 million, respectively.

The Company's borrowings, other than its 2021 Senior Unsecured Notes, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.

As of March 31, 2022 and December 31, 2021, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Interest Rate Swap Agreements
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.
As of March 31, 2022 and December 31, 2021, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.
Non-Controlling Interest Put Options
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. Details of inputs used in this valuation technique are discussed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2021.
The Company is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of Capstone Polyweave Private Limited ("Capstone") with the right to require the Company, which holds a 55% controlling ownership stake in Capstone, to purchase their retained interest at a variable purchase price following a five-year lock-in period ending on June 22, 2022. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise.
During the three months ended March 31, 2022, the fair market valuation of the obligation was reassessed by management resulting in a $1.7 million increase in the liability, and a corresponding loss recorded in finance costs in other finance (income) expense, net.
As of March 31, 2022 and December 31, 2021, the amount recorded on the consolidated balance sheet for this obligation is $28.8 million and $27.5 million, respectively.

A reconciliation of the carrying amount of the Company's non-controlling interest put options follows for the period ended March 31, 2022:

Non-controlling interest put options
$
Balance as of December 31, 2021	27,523
Valuation adjustment made to non-controlling interest put options	1,746
Net foreign exchange differences	(469)
Balance as of March 31, 2022	28,800
Contingent Consideration

The Company categorizes contingent consideration as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. The Company measures the fair value of its contingent consideration by estimating the present value of probable future net cash outflows from the settlement of the earn-out related provisions contained within the respective acquisition's purchase agreement.
In connection with the acquisition of Nuevopak Global Limited ("Nuevopak") on July 30, 2021, the Company may be required to pay up to $9.0 million of additional consideration to the former owner of Nuevopak upon the achievement of certain milestones related to operational integration and capacity expansion, as specified in the share purchase agreement. Management estimated the fair value of the contingent consideration and recognized a corresponding liability on the consolidated balance sheet at its net present value on the date of acquisition in the amount of $8.3 million.
The fair value of the contingent consideration is reassessed at each reporting date with changes recognized in earnings in finance costs in other finance (income) expense, net. As of March 31, 2022, the fair value was estimated to be $8.6 million after increases resulting from net present value discounting, $4.8 million of which is recorded in provisions, current, and $3.8 million of which is recorded in provisions, non-current.

The fair value estimations as of the date of acquisition and as of March 31, 2022 were calculated using significant unobservable inputs consisting of management's estimation of the timing and overall likelihood of achieving the operational milestones established in the share purchase agreement. Management believes that these milestones will be achieved within one or two years of the acquisition date. A discount rate of 4.74% was also used in estimating the net present value of the estimated future cash outflows. This discount rate represents the Company's estimated unsecured incremental borrowing rate as of the date of acquisition and through the date of the expected maturities for the obligation. The fair value of the liability is sensitive to changes in both the timing and likelihood of achieving the operational milestones, and the discount rate applied to those future cash outflows, which could have resulted in a higher or lower fair value measurement.
A reconciliation of the carrying amount of the Company's contingent consideration liability follows for the period ended March 31, 2022:

Contingent consideration
$
Balance as of December 31, 2021	8,314
Increases resulting from net present value discounting	268
Net foreign exchange differences	(10)
Balance as of March 31, 2022	8,572

Interest Rate Swap Agreements
The Company is exposed to a risk of changes in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.

The Company was party to the following interest rate swap agreements, which are qualifying cash flow hedges designated as hedging instruments, as of March 31, 2022:

Effective Date	Maturity	Notional Amount	Settlement	Fixed interest rate paid
		$		%
June 8, 2017	June 20, 2022	40,000	Monthly	1.7900
August 20, 2018	August 18, 2023	60,000	Monthly	2.0450

The following table summarizes activity related to interest rate swap agreements designated as hedging instruments:

	Three months ended March 31,
	2022	2021
	$	$
Gain from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	1,564	631
Deferred tax expense on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	(386)	(154)

(1)The hedging gain/loss recognized in other comprehensive income ("OCI") before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	March 31, 2022	December 31, 2021
	$	$
Carrying amount included in other liabilities	78	1,642
Cumulative loss in cash flow hedge reserve, included in OCI, for continuing hedges	(113)	(1,291)

Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company's net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary.
In 2018, the Parent Company completed the private placement of its $250.0 million senior unsecured notes ("2018 Senior Unsecured Notes") which resulted in additional equity investments in IPG (US) Holdings Inc. In June 2021, the Parent Company redeemed its 2018 Senior Unsecured Notes and issued its 2021 Senior Unsecured Notes. In conjunction with the issuance of the 2021 Senior Unsecured Notes, the Parent Company repaid external borrowings held by IPG (US) Holdings Inc., which resulted in an even greater net investment in IPG (US) Holdings Inc., from a hedging perspective. Both the 2018 Senior Unsecured Notes and the 2021 Senior Unsecured Notes (collectively "Senior Unsecured Notes") are used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
Gains or losses on the retranslation of these borrowings are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary. The 2021 Senior Unsecured Notes are included as a liability in the borrowings line on the consolidated balance sheets.

There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. The Company has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedge risk component. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs in other finance expense (income), net. To assess hedge effectiveness, the Parent Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the Senior Unsecured Notes that is attributable to a change in the current exchange rate, with changes in the investment in the foreign operation that are attributable to a change in the current exchange rate.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows:

	Three months ended March 31,
	2022	2021
	$	$
Gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	9,668	2,650
Gain from Senior Unsecured Notes recognized in OCI	9,668	2,650
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	—	(352)

The notional and carrying amounts of the Senior Unsecured Notes are as follows:

	March 31, 2022	December 31, 2021
	$	$
Notional amount	400,000	400,000
Carrying amount	395,659	395,614

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows:

	Three months ended March 31,
	2022	2021
	$	$
Loss from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(9,668)	(2,650)

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows:

	March 31, 2022	December 31, 2021
	$	$
Cumulative gain (loss) included in foreign currency translation reserve in OCI	7,592	(2,076)

11 - BUSINESS ACQUISITION

On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") for $18.0 million, subject to post-closing adjustments (the "Syfan USA Acquisition"). The Company financed the Syfan USA Acquisition with funds available under its revolving credit facility. The former owners of Syfan USA have in escrow $2.5 million for any potential indemnification requirements related to the customary representations, warranties and covenants in the purchase agreement.

Following the Syfan USA Acquisition, the Company now also manufactures polyolefin shrink film products at a facility in Everetts, North Carolina, serving customers in a variety of end use applications. The Company expects this asset acquisition of Syfan USA to expand its existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base.

The transaction is being accounted for using the acquisition method of accounting. The Company expects a significant portion of the purchase price to be allocated to property, plant, and equipment, among other assets including goodwill. Management is in the process of measuring and allocating purchase proceeds to the opening balance sheet based on estimated fair values and is therefore not yet able to provide a full breakout of the purchase price allocation due to the timing of the acquisition and the expected post-closing working capital adjustments, which have not yet taken place as of the authorization date of the financial statements.

Preliminary fair values of net identifiable assets acquired at the date of acquisition were as follows:

January 13, 2022
$
Current assets
Trade receivables (1)	1,790
Inventories	2,684
Other current assets	40
Property, plant and equipment	8,062
12,576
Current liabilities
Accounts payable and accrued liabilities	2,318
2,318
Fair value of net identifiable assets acquired	10,258
(1)    The gross contractual amounts receivable were $1.8 million. As of March 31, 2022, the Company has collected $1.7 million of the outstanding trade receivables and expects to collect substantially all of the remaining balance.
The preliminary fair value of goodwill at the date of acquisition was as follows:

January 13, 2022
$
Consideration transferred	18,025
Less: fair value of net identifiable assets acquired	10,258
Goodwill	7,767
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected revenue and cost synergies. The Company expects goodwill to be deductible for income tax purposes.
The Syfan USA Acquisition’s preliminary impact on the Company’s consolidated earnings was as follows:

January 14 through March 31, 2022
$
Revenue	3,445
Net loss	531

Had the Syfan USA Acquisition been effective as of January 1, 2022, the preliminary impact on the Company’s consolidated earnings would have been as follows:

Three Months Ended March 31, 2022
$
Revenue	4,062
Net loss	712
The Company's acquisition-related costs of $0.1 million for the three months ended March 31, 2022 are excluded from the consideration transferred and are included in the Company’s consolidated earnings, primarily in selling, general and administrative expenses.
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2021	151,834
Acquired through Syfan USA Acquisition	7,767
Foreign exchange	(336)
Balance as of March 31, 2022	159,265
12 - POST REPORTING EVENTS
Non-Adjusting Events
•On May 10, 2022, the Company declared a quarterly cash dividend of $0.17 per common share payable on June 30, 2022 to shareholders of record at the close of business on June 15, 2022. The estimated amount of this dividend payment is $10.1 million based on 59,284,947 of the Company’s common shares issued and outstanding as of May 10, 2022.
No other significant adjusting or non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:
1.Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ended March 31, 2022.
2.No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.
4.Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.
5.1Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: N/A
5.3Limitation on scope of design: N/A
6.Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2022 and ended on March 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of May, 2022.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:
1.Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ended March 31, 2022.
2.No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.
4.Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.
5.1Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: N/A
5.3Limitation on scope of design: N/A
6.Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2022 and ended on March 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of May, 2022.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer